OPERATING AGREEMENT

OF

EAT GOOD DO GOOD LLC

A LIMITED LIABILITY COMPANY

1. Effective Date: March 16, 2010

2. Effective Place of Execution: 4031 University Dr, Ste 200 Fairfax VA 22030

3. Fiscal Year: January 1st - December 31st

4. Members: Members are set forth on the Schedule of Members and Contributions to Capital attached as Exhibit A to this certificate.

5. Attorney Who Drafted This Agreement:

6. Place of Business (Hereinafter Company Location): 4031 University Dr Ste 200 Fairfax, VA 22030

7. Address of Office where Records Are Kept: 4031 University Dr Ste 200 Fairfax, VA 22030

8. Name and Address of Registered Agent: John Sorial 6020 Kateltn Ct Alexandria, VA 22310

9. Character of Business: The character of the business of the Limited Liability Company (hereafter "LLC") is the transaction of any and all lawful business under the laws of the State of California.

10. Documents Incorporated by Reference:

Exhibit A Schedule of Members and Contributions to Capital

TABLE OF CONTENTS

PART ONE

ORGANIZATION

1. **Name.** Name of the LLC is set forth on the caption page hereof.

2. **Character of Business.** Character of the business is set forth on the caption page hereof.

3. **Location.** Principal place of business of the LLC is as set forth on the caption page or at any other place, within or without the State of California, as the members shall determine.

4. **Members.** Agreement is entered into by the members whose names and addresses are designated on Exhibit A annexed hereto.

5. **Term.** Term of this LLC shall be perpetual unless otherwise stated in the original Articles of Organization.

6. **Annual Meeting.** Annual meeting of the members of the LLC shall be held on the second to last Wednesday before the end of the fiscal year, or at any other time as the members shall decide.

7. **Trust Corporation, Partnership, or other LLC as Member.** If a trust, corporation, partnership or other LLC is a member, the death, incompetence, insolvency, or assignment by any beneficiary, shareholder, partner, or member of such entity who has a beneficial or ownership interest of 50% or more of that other entity shall, for the purpose of this agreement, constitute the death, incompetence, insolvency, or assignment by the said member who is a party to this agreement.

PART TWO

CONTRIBUTIONS

1. **Original Contributions.** Each member shall contribute, as of the date of this agreement, the cash, property, or services valued at the amount set forth opposite his respective name in Exhibit B annexed hereto, which shall constitute the initial contribution of capital to the LLC.

2. **Additional Contributions.** Additional capital is required, the members may make contributions in proportion to the manner in which profits are shared. Additional capital may be contributed in disproportionate amounts upon written consent of the members. Capital contributed by any member in excess of such proportionate share shall be deemed a loan to the LLC in the amount of such excess. Any such loan shall be repayable as the members may agree at the time of such contribution or from time to time and shall bear interest until repaid at the prime rate plus two percentage points at the bank where the LLC funds are deposited, but at no less than 8% per annum.

3. **Loaned Property.** All property originally brought into the LLC is LLC property. Any contrary intent as to any particular items of property shall be indicated by either written notice to the remaining members or a descriptive label on the particular item.

4. **Return of Contribution.** Capital contribution of each member is to be returned only upon the complete dissolution and termination of the LLC. A member has, however, the right to withdraw from the LLC if such withdrawal is affected in the manner as provided for in this agreement.

5. **Limitation on Withdrawal.** A member shall not be entitled to withdraw any initial or additional capital during the existence of the LLC unless and to the extent that the members so agree, except as provided in this agreement. If it shall ever be deemed advisable to reduce the amount of capital, the amount of such reduction shall be determined by the managing member or members, and the same shall be distributed to the members ratably according to their respective interests in the capital of the LLC.

6. **Interest on Capital Contributions.** Interest shall be paid on original or any subsequent contributions to capital.

7. **Treatment of Loans.** As permitted in this agreement, shall be upon promissory notes made and delivered to or by the LLC The interest rate and method of repayment shall be set forth clearly on the face of such notes. Any loan not handled in this manner shall be deemed an advance, shall not bear interest, and shall be payable within 90 days after written demand.

8. **Capital Account.** There shall be maintained, in the name of each member, a capital account. Any increase or decrease in the value of the LLC on any valuation date shall be credited or debited, respectively, to each member's capital account on that date. Any other method of evaluating each member's capital account may be substituted for this method, provided that such substituted method results in exactly the same valuation as previously

provided herein.

9. **Return of Contribution in Property Other than Cash.** Members are given the right to demand and receive property other than cash in return for their contributions, subject to the terms and conditions of any written agreement signed by all members.

PART THREE

PROFITS AND LOSSES

1. **Fiscal Year.** Fiscal year of the LLC shall be that set forth on the caption page hereof.

2. **Salaries to Members.** Member shall receive a salary for services rendered to the LLC except as the members may unanimously authorize.

3. **Allocation of Income.** At any time this LLC would be deemed an investment company under Internal Revenue Code §721(b), then the contribution of specific assets to the formation of the LLC shall be traced to the contributing member. Contributing member shall be allocated all income, gain, or loss and deduction with respect to such property as provided in the Committee Reports P.L.10, under Internal Revenue Code §721.

4. **Salary Winding Up.** Salary will be paid to a member for services performed in winding up the affairs of the LLC, under any applicable provisions of the California Limited Liability Company Act, in a reasonable amount as agreed between the parties having an interest in the LLC or by arbitration.

5. **Draws.** Member may draw out of the LLC account during the fiscal year such amount as the members may from time to time determine. Each member's share of profits and losses of the LLC shall be credited or charged, respectively, to his drawing account. The members may determine to charge any loss to the members' capital accounts and to transfer amounts from the members' drawing accounts to their capital accounts. All such charges and transfers shall be in proportion to each member's respective interest in losses and profits of the LLC

6. **Draws in Excess of Profit Share.** If any member draws out more than his share of net profits for such year, as determined by the annual review, he shall immediately repay that excess within ten days and, upon failing to do so, shall execute a promissory note bearing interest at the maximum legal rate until his share of the profits shall be available to repay the principal and interest due on the note; if sufficient profits are not available within one year to repay the note with interest, he shall in all events pay it within one year of the audit.

7. **Profits and Losses.** Members shall share profits and losses of the LLC in the same percentages as their respective Percentage of Ownership and Percentage of Profit Distribution as set forth in Exhibit A to this agreement, or according to the capital accounts as determined by the accountant for the LLC at the end of each fiscal year, if there is a variance from the percentages set forth in the latest Exhibit A to this agreement and any amendments hereto.

8. **Formula for Profit Determination.** Determining the net profits of the LLC for any accounting period, the deductions from gross receipts of the LLC shall include:

    a.   Disbursements made by or on behalf of the LLC for the usual and customary expenses of conducting the business;

    b.   Taxes chargeable to the LLC as such and paid by it;

c.   Adequate reserves for taxes accrued or levied but not yet payable;

d.   Interest on all interest-bearing loans of the LLC;

e.   Salaries paid to employees and to members;

f.   Adequate reserves for depreciation of LLC property and for contingencies, including bad accounts;

g.   Proper allowance for all liabilities accruing; and

h.   Any and all other disbursements, incidental to the conduct of the business, made by the LLC during such accounting period, except payments to members on account of LLC profits.

9.   **Losses in Excess of LLC Contributions.** No member shall be obligated under any circumstances to invest in this venture any sum in excess of his original contribution, but he may contribute additional capital as provided in paragraph 2.2 (Additional Contributions).

10.   **Discretion on the Distribution of Profits.** Other provisions notwithstanding, the earnings of the LLC shall be distributed at least annually except that all or some of the earnings may be retained by the LLC and transferred to LLC capital for the reasonable needs of the business as determined at the sole discretion of the members.

PART FOUR

MANAGEMENT

1. **Management Duties and Limitations of Members.** The members shall have equal rights to participate in the management of the LLC. Unless otherwise provided by this agreement, all decisions shall be by majority vote, and each member shall be entitled to one vote. No member shall, without the consent of the other members:

    a.   Borrow or lend money or make and deliver any commercial paper, mortgage or security agreement on behalf of the LLC.

    b.   Sell or contract to sell any LLC property other than the type sold in the ordinary course of LLC business.

    c.   Assign, sell, or encumber his interest in the LLC

    d.   Become a surety, guarantor or accommodation party on any obligation.

2. **Rights, Powers and Liabilities of Members.** A member shall have all the rights and powers and be subject to all the restrictions and liabilities necessary to carry out the business of the liability company, except that, without the written consent or ratification of the specific act by all the members, a member has no authority to:

    a.   Do any act in contravention of the Articles of Organization or this Agreement.

    b.   Do any act which would make it impossible to carry on the ordinary business of the LLC.

    c.   Confess a judgment against the LLC.

    d.   Possess LLC property, or assign his or her rights in specific LLC property, for other than an LLC purpose.

    e.   Admit a person as a member.

    f.   Continue the business with LLC property on the withdrawal, death, retirement, or insanity of a member.

3. **Books of Account.** LLC shall keep books of account adequate for its purposes. The books of account shall be maintained at its principal place of business and shall be open at all times to inspection and copying by any member. The books of account shall be reviewed at the end of each fiscal year by a public accountant selected by the members. Every member shall have access to and may inspect or copy the LLC books as provided under the applicable provisions of the California Limited Liability Company Act. The books shall also, upon reasonable request, be open to the inspection of the executor, administrator, or guardian of any deceased or legally incapacitated member.

4. **Basis of Accounting.** LLC books shall be kept on a cash or accrual basis, based on the recommendations of the accountant or lawyer, and approved by a majority of the members.

5. **Financial Statements.** At the end of the annual accounting period, or more frequently as may be prescribed, or as soon thereafter as is practical, the members shall direct the preparation of financial statements reflecting the transactions of the LLC for the preceding period. Such statements shall consist of a balance sheet, profit and loss statement, statement of changes in members' capital and income, and such other information as the members deem advisable. Copies in writing of such statements shall be furnished and delivered to each member; additional copies of such statements shall be kept in the office specified under California Law for a period of not less than three years. Each member's earnings and losses shall be determined by the provisions of this LLC agreement, as set forth elsewhere in this agreement and the California Limited Liability Company Act. At the end of each quarter, the members shall determine the cash requirements for the succeeding quarter and any cash on hand in excess of such determined requirements shall be distributed ratably to the members.

6. **Banking.** All LLC funds shall be deposited in an account in a bank or other financial institution selected by the members. All withdrawals from that account shall be made only for LLC purposes and upon the signature of any person so authorized by the members.

7. **Brokerage Account.** LLC may select a broker and enter into such agreements with the broker as required for the purchase or sale of stocks, bonds, and securities. Stocks, bonds, and securities owned by the LLC shall be registered in the LLC name unless another name shall be designated by the LLC.

8. **Transfer of Securities.** Any corporation or transfer agent called upon to transfer any stocks, bonds or securities to or from the name of the LLC shall be entitled to rely on instructions or assignments signed by any one of the members designated by the LLC to make withdrawals from the LLC bank account, without inquiry as to the authority of such persons, or as to the validity of any transfer to or from the name of the LLC At the time of transfer, the corporation or transfer agent is entitled to assume (a) that the LLC is still in existence and (b) that this agreement is in full force and effect and has not been amended unless the corporation has received written notice to the contrary.

9. **Written Minutes.** Minutes of the business transacted at LLC meetings shall be made and retained at the LLC's business office only if requested by any member. Generally, minutes will not be made unless so requested.

10. **Meetings.** Of the members may be called at any time by any member upon reasonable notice in writing, unless waived during such meeting.

11. **Place of Meetings.** Of the members may be held at such place within or without the State of California as a majority of the members shall appoint.

12. **Managing Member(s) Powers.** Members shall have full, exclusive, and complete

discretion in the management, operation, direction and control of the affairs of the LLC for the purposes herein stated and shall make all decisions affecting its affairs. Where there are multiple members and no managing member has been designated in writing by the members, then all members may together, by written concurrence, perform all acts and exercise all powers of the managing member. The members may at any time in writing designate a managing member, who shall be one of the members, to exercise the complete control of the supervision and coordination of all LLC activities for a given fiscal year. The managing member shall manage and control the affairs of the LLC to the best of his ability and shall use his best efforts to carry out the character of its business and to perform the duties as set forth in this agreement, including but not limited to the following powers:

      a.   **To Sell.** Sell, lease, pledge, mortgage, transfer, exchange, convert or otherwise dispose of, or grant options with respect to, any and all property at any time forming a part of the LLC property, in such manner, at such time or times, for such purposes, for such prices and upon such terms, credits and conditions as he deems advisable. Any lease made by the managing member (or members) may extend beyond the period fixed by statute for leases made by LLC's and beyond the duration of the LLC

      b.   **To Invest.** To invest and reinvest the LLC assets, both principal and income if accumulated, in any property or undivided interests therein, wherever located, including bonds, notes (secured and unsecured), stock of corporations (including stock of managing member or members), real estate (or any interest therein), and interests in trusts, including common trust funds, without being limited by any statute or rule of law concerning investments of LLC's and to hold on deposit or to deposit any funds in one or more banks in any form of account whether or not interest

      c.   **To Hold Property.** To retain, without liability for loss or depreciation resulting from such retention, original property, real or personal, received by him from the LLC, including but not limited to stocks and securities, for such time as to him shall seem advisable; although such property may not be of the character prescribed by law or by the terms of this instrument for the investment of other LLC assets, and although it represents a large percentage or all the LLC assets, that original property may accordingly be held as a permanent investment.

      d.   **To Operate Business.** To operate and manage, at the sole risk of the LLC and not at the risk of the managing member, any property or business received by him, as long as he deems advisable; the managing member is authorized to incorporate any unincorporated business received hereunder; to accept beneficial employment with or from any business in which the LLC may be interested, whether by way of stock ownership or otherwise, and even though the interests of the LLC in the business shall constitute a majority interest therein, or the complete ownership thereof; and to receive appropriate compensation from such business for such employment.

      e.   **To Lease.** Lease property upon any terms or conditions and for any term of years although extending beyond the period of the LLC.

      f.   **To Develop.** Develop, improve, lease, partition, abandon, subdivide, dedicate as parks, streets and alleys, and grant easements and rights with respect to any real property or improvements of this LLC, and to improve, construct, repair, alter, reconstruct, or demolish any such improvements, and to lease for any periods, all or any part of the LLC assets, upon such terms and conditions and for such considerations as he deems advisable. Lease may be made for such period of time as the managing member deems proper, without regard to the duration of the LLC or any statutory restriction on leasing and without the approval of any court.

g.   **To Insure and Change.** Insure, improve, repair, alter and partition real estate, erect or raze improvements, grant easements, subdivide, or dedicate property to public use.

h.   **To Register.** To cause any of the investments which may be delivered to or acquired by him to be registered in his name or in the name of his nominee; any corporation or its transfer agent may presume conclusively that such nominee is the actual owner of any investment submitted for transfer; to retain any investment received in exchange in any reorganization or recapitalization.

i.   **To Acquire Stock Rights.** To acquire stock and securities of a corporation by the exercise of rights to acquire stock and securities issued in connection with the stock of any corporation comprising a portion of the LLC property, including but not limited to the following: vote in person or by general or limited proxy with respect to any shares of stock or other securities held by him; to consent, directly or through a committee or other agent, to the reorganization, consolidation, merger, dissolution or liquidation of any corporation in which the LLC may have any interest, or to the sale, lease, pledge or mortgage of any property by or to any such corporation; and to make any payments and to take any steps which he may deem necessary or proper to enable the LLC to obtain the benefit of such transaction.

j.   **To Employ Agents.** Employ agents, experts and counsel, investment or legal, even though they may be associates with, employed by, or counsel for any of the members; and to make reasonable and proper payments to such agents, experts or counsel for services rendered.

k.   **To Dissolve Corporations.** Enter into an agreement making the LLC liable for a prorata share of the liabilities of any corporation which is being dissolved, and in which stock is held, when, in his opinion, such action is in the best interests of the LLC.

l.   **To Contract.** Complete, extend, modify or renew any loans, notes, bonds, mortgages, contracts or any other obligations which the LLC may owe or be a party to or which may be liens or charges against any property of the LLC, although the LLC may not be liable thereon, in such manner as he may deem advisable; to pay, compromise, compound, adjust, submit to arbitration, sell or release any claims or demands of the LLC against others or of others against the LLC as he may deem advisable, including the acceptance of deeds of real property in satisfaction of bonds and mortgages, and to make any payments in connection therewith which he may deem advisable.

m.   **To Borrow.** To borrow money for any purpose connected with the protection, preservation or improvement of the LLC assets whenever in his judgment advisable, and as security to mortgage or pledge any real estate or personal property forming a part of the LLC assets upon such terms and conditions as he may deem advisable.

n.   **To Set Up Reserves.** Set up, out of the rents, profits or other income received, if any, reserves for taxes, assessments, insurance premiums, repayments of mortgage or other indebtedness, repairs, improvements, depreciation, obsolescence and general maintenance of buildings and other property, and for the equalization of payments to or for members entitled to receive income, as he shall deem advisable.

o.   **To Determine Value.** Determine the market value of any investment of the LLC for any purpose on the basis of such quotations or information as the managing member may deem pertinent and reliable without any limitation whatsoever; to distribute in cash or in kind upon partial or final distribution.

p.   **To Pay Costs.** To pay all costs, charges and expenses of the LLC and pay or compromise all taxes pertaining to the administration of the LLC which may be assessed against it or against the managing member on account of the LLC or the income thereof.

q.   **To Purchase Insurance.** To carry insurance against such risks and for such amounts and upon such terms as the managing member deems necessary and for the protection of the managing member or any member of the LLC, and to purchase policies of insurance on the life of any other person in whom the LLC may have an insurable interest, and to continue in effect or to terminate any life insurance policy which may be owned or held by any the LLC; and to pay (from income or principal) any premiums or other charges, and to exercise any and all rights or incidents of ownership in connection therewith.

r.   **To Buy on Margin.** Buy, sell, and hypothecate securities on margin; to buy, sell and write "put and call" options; and to transact all types of securities transactions with a brokerage firm that are allowed under SEC regulations.

s.   **To Inform Members.** Inform the members periodically as to the progress of acquisition, development, operation, and pending disposition of the LLC property and other property owned by the LLC

t.   **To Maintain Records.** To maintain complete and accurate records of the business affairs of the LLC, keeping all correspondence relating to its business and the original records of all statements, bills and other instruments furnished the LLC in connection with its business for a period of six years; and to maintain all other records required to be maintained by law.

u.   **To Cause Examination of Records.** Cause the records and accounts of the LLC to be examined and reviewed as of the close of each fiscal year by an independent certified public accountant selected by the managing member, and to cause such accountant to timely prepare and furnish to each member a copy of the statement of the financial condition of the LLC, a statement of the capital accounts of all the members, and a statement of income or loss, together with copies of the LLC tax returns in the form to be filed with the IRS and the State of California.

v.   **To Accept Gifts.** Accept on behalf of the LLC any contribution, gift, bequest, or devise for the general purposes or for any special purpose of the LLC.

w.   **To Implement Powers Execution of Documents.** In order to implement his powers, to execute and deliver all deeds, assignments, leases, sub-leases, engineering and planning contracts, management contracts, maintenance contracts and construction contracts covering or affecting LLC property; to execute and deliver all checks, drafts, orders, promissory notes, mortgages, deeds of trust, security agreements and all other instruments and documents of any kind or character relating to the affairs of the LLC

x.   **Additional Powers Given by Law.** Powers enumerated above shall be construed as being in addition to any other authority given or conferred upon the managing member by law.

y.   **Continuation of Powers.** Managing member may exercise all powers and authority, including any discretion, after the termination of the LLC created herein until the same is finally distributed.

13.   **Term of managing member(s).** Unless otherwise agreed in writing by all the members, the term of the managing member shall be one fiscal year. Upon termination of the managing member's term, another member, if there be more than one, shall automatically begin his term as managing member for the next fiscal year. The next succeeding managing member shall be the oldest member in age who has not served a term as managing member, until all have served a term, after which the rotation shall begin again. If there is only one member, he shall continue as managing member until another member qualifies.

14.   **Compensation of managing member(s).** Members may authorize the payment of a prescribed salary to the managing member.

15.   **LLC Transactions in Securities and Oil and Gas Interests.** Nothing in this agreement intends to prohibit any member from buying or selling securities for his own account, including securities of the same issues as those held by the LLC, and the members may buy securities from or sell securities to the LLC Nothing in this agreement prohibits any member from dealing in any property, including oil, gas and other minerals, for such member's own account nor from dealing with and between the LLC with respect to any properties including oil, gas or other minerals.

16.   **Written Reports.** 90 days after the close of each fiscal year, the members shall furnish to each member, upon request, a written report setting forth as of the end of such year:

a.   The assets and liabilities of the LLC;

b.   The net profit or net loss of the LLC;

c.   Such member's closing account and the manner of its calculation;

d.   Any other information necessary to enable such member to prepare his individual income tax returns; and

e.   Such member's LLC percentage for the succeeding fiscal year or interim period.

17.   **Special Power of Attorney to Member.** Each member (for himself, his successors and assigns) hereby constitutes and appoints each of the members (and each person who may be subsequently substituted as a member) his true and lawful attorney-in-fact, and empowers and authorizes each such attorney-in-fact, in the name, place and stead of each such member, to execute and acknowledge any and all amendments to Exhibit A attached hereto from time to time as necessary to reflect any change in the LLC of the membership or in the address or percentage of ownership of any member which occurs in accordance with the terms of this agreement; and to make, execute, sign, swear to, acknowledge and file in such place or places as may be required by law any documents, certificates, or instruments which by law may be required or permitted to be made and filed in connection with the formation or continuation of the LLC and the admission of the members in accordance with the terms of this agreement; and to include therein all information required by law and any such additional information as he may deem appropriate, hereby ratifying and confirming all actions which may be taken by said attorney-in-fact pursuant to this paragraph. The power of the attorney-in-fact hereby granted is a special power of attorney, coupled with an interest, and is irrevocable; may be exercised by any such attorney-in-fact for executing any agreement, certificate, instrument or document with the single signature of any such attorney-in-fact acting as attorney for all the members; and shall survive the delivery of an assignment by a member of the whole or a portion of his interest in the LLC, except that, where the purchaser, transferee or assignee of such interest is admitted as a substituted member, the power of attorney shall survive the delivery of such assignment for the sole purpose of enabling such attorney-in-fact to execute, acknowledge and file any such agreement, certificate, instrument or document necessary to effect such substitution. Such attorney-in-fact shall not, however, have any right, power or authority to amend or modify the provisions of this agreement when acting in such capacity except as permitted by law.

PART FIVE

ADDITIONAL MEMBERS

1. **Admission of New Members.** With the written unanimous consent of the members, new members may be admitted into the LLC upon the payment of such capital contribution and upon such terms as the members unanimously decide. In the event that new members are admitted into the LLC, the share of each new member in the profits and losses shall be in such proportion as may be agreed upon between all the members and the new member.

      a. **Signature on Operating Agreement.** For purposes of admitting new members to the LLC and setting forth the capital contributions and shares of profits and losses of new members, signing a copy of this Operating Agreement, with amended Schedule A and Schedule B, shall be all that is required to show the consent, capital contributions and shares of profits and losses as provided in this paragraph. By signing this Operating Agreement, new members shall be conclusively presumed to have read this agreement and to have become parties to this agreement as of the date of signing, and to be bound by all the terms and conditions of this agreement.

      b. **Initial Investment.** Each additional member admitted to the LLC shall make an initial investment in the LLC of a sum based upon the then current market value of the shares of each of the individual members, as determined by initial agreement between the existing members and prospective members, and shall pay any costs that may be incurred to effectuate such additional members' admission to the LLC

      c. **Right to Assign LLC Interest.** A member shall have the right to assign all or part of his interest in the LLC. Such an assignment shall be effective only to give the assignee the right to receive the distributions to which his assignor would otherwise be entitled.

2. **Marital Community.** If the interest of any member is held as community property, then that member's spouse does hereby ratify and confirm this agreement, consenting that his or her respective community interest in and to the LLC assets shall be embraced by the terms and provisions of this agreement. The spouse specifically agrees to execute and deliver such documents as shall be necessary and proper to effectuate and implement the intentions and purposes of this agreement. Furthermore, such spouse, in furtherance of this agreement, shall not make testamentary disposition of his or her community interest in and to the LLC assets in any manner which will contravene the terms and provisions of this agreement, and the personal representative of such spouse shall be obligated to perform this agreement.

3. **Member's LLC Interest in Case of Divorce.** In the event of a divorce, the LLC interest owned by a married couple (or their revocable trust) shall go to the spouse named herein as a member with equivalent assets going to the other spouse. If there are not enough other assets to equal the LLC interest, the other spouse will have a lien on the LLC interest, but not an equity interest that would permit such person to attend LLC meetings.

4. **Priorities as Between Members.** Member has any right to priority over other members

as to contributions or as to compensation by way of income.

5.   **Compliance with Law.** Members shall sign and swear to any document required by the California Limited Liability Company Act and shall cause such document to be filed as required by that Act, and shall take any other action necessary to comply with the requirements of that Act, as provided in the applicable provisions of the California Limited Liability Company Act.

6.   **Assignments by Operation of Law.** Any interest is transferred, assigned, or conveyed to an immediate member of a member's family or to an estate of a deceased member, the members shall be notified.

PART SIX

DISSOLUTION OF LLC

1. **Dissolution.** Upon entry of a decree of judicial dissolution or upon any event of withdrawal of a member or if all the members consent in writing that the LLC be dissolved, the LLC shall be dissolved and its affairs shall be wound up.

2. **Events of Withdrawal of a Member.** Except as approved by the specific written consent of all members at the time, a person ceases to be a member of the LLC upon the happening of any of the following events:

    a.   **Withdrawal.** The member withdraws from the LLC after giving all the other members 90 day prior written notice of such action;

    b.   **Assignment.** The member ceases to be a member of the LLC by assigning all his LLC interest;

    c.   **Removal.** The member is removed as a member in accordance with this LLC agreement;

    d.   **Bankruptcy or Reorganization.** The member:

        (1)   Assignment to Creditors: makes an assignment for the benefit of creditors;

        (2)   Petition for Bankruptcy: files a voluntary petition in bankruptcy;

        (3)   Adjudicated Bankrupt: is adjudicated a bankrupt or insolvent;

        (4)   Petition for Reorganization: files a petition or answer seeking for himself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

        (5)   Admission of Allegations of Bankruptcy: files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against him in any proceeding of this nature; or

        (6)   Appointment of Receiver: seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the member or of all or any substantial part of his properties.

    e.   **Commencement of Proceeding for Reorganization.** One hundred twenty days after the commencement of any proceeding against the member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without his consent or acquiescence of a trustee, receiver or liquidator of the member or of all or any substantial part of his properties, the appointment is not vacated or stayed or within 90 days after the expiration of any such stay, the appointment is not vacated;

      f.   **For Natural Person.** In the case of a member who is a natural person,

          (1)   Death: his death; or

          (2)   Incompetence: the entry by a court of competent jurisdiction adjudicating him incompetent to manage his person or his estate;

      g.   **Termination of Trust.** In the case of a member who is acting as a member by virtue of being a trustee of a trust, the termination of the trust but not merely the substitution of a new trustee;

      h.   **Winding Up of Partnership.** In the case of a member that is a partnership or separate LLC, the dissolution, and commencement of winding up of the partnership or separate LLC;

      i.   **Dissolution of Corporation.** In the case of a member that is a corporation, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; or

      j.   **Distribution of Estate.** In the case of an estate, the distribution by a fiduciary of the estates entire interest in the LLC

      k.   **According to Statute.** Any other Event of Withdrawal as provided in California law of the California Limited Liability Company Act.

3.   **Continuation of Business.** Within 90 days after an event of withdrawal of a member, all members may agree in writing to continue the business of the LLC and to the appointment of one or more additional members if necessary or desired.

4.   **Execution of Documents.** In the event of the continuation of the LLC by the remaining members, the former member or his legal representative, as appropriate, shall execute all documents necessary for the continuation of the LLC

5.   **Name of LLC.** If the surviving members continue the business under paragraph 6.2 (Continuation of Business) they shall have the right to use the LLC's name without any further payments other than those payable to a withdrawing member under this agreement.

6.   **Order of Distribution Upon Dissolution.** Upon dissolution for any reason, the order of distribution shall be as follows:

      a.   **Expenses.** Expenses of liquidation.

      b.   **Creditors.** Creditors, including members who are creditors, shall be paid and satisfied to the extent permitted by law for liabilities of the LLC other than liabilities to members for distributions under California law.

    c.   **Distributions under California law.** Each member or former member shall receive any distributions under California law to which he is entitled.

    d.   **Member's Contribution.** Each member shall receive a return of his contribution.

    e.   **Interest in LLC.** Each member shall receive the fair value of his interest in the LLC.

    f.   **Specific Property.** In making the distributions pursuant to sub-paragraphs "d" and "e" of this provision, personal property (including cash) shall be distributed ratably to all the members. As to real property, the members shall seek agreement among all the members as to a disposition thereof and, failing to obtain such approval, shall:

    (1)   <u>Co-member Deed.</u> Cause a co-member deed to be drawn in which each member shall be named grantee of an undivided tenancy in common interest equal to his percentage interest in the LLC; and

    (2)   <u>Time of Distribution.</u> Such distribution in dissolution shall be effected as promptly as good business procedure permits.

7.   **Preferential Rights - Procedure.** Should a member desire to withdraw from the LLC by assigning his interest to a third party, he shall have the right to do so provided: (i) all members consent to substitute the purchaser as a member; (ii) the LLC or the members are given a right of first refusal; and (iii) if the LLC elects not to exercise the right of first refusal, then the members shall be given preferential rights to purchase their ratable shares. The consent by the members to the member withdrawing and assigning to a third person shall not be unreasonably withheld, and if there be a dispute as to reasonableness, such dispute shall be determined under the procedures and provisions of the LawForms Integrity Agreement (Uniform Agreement Establishing Procedures for Settling Disputes) entered into by the parties prior to or concurrently with the adoption of this agreement. Prior to any sale or assignment by a withdrawing member, that withdrawing member shall set forth in writing and deliver to the other members the details of the contemplated sale or assignment.

    a.   **Preferential Rights - Purchase by LLC.** The LLC shall have 60 days from the date it receives the written details of the contemplated sale or assignment within which to have the LLC, consisting of the remaining members, purchase the interest offered for sale or assignment for like terms.

    b.   **Preferential Rights - Purchase by Other Members.** If the members cannot agree for the LLC to purchase that interest, then the other members shall have 30 days to give notice to the withdrawing member of their intent to purchase for like terms their pro-rata share of that LLC interest plus their pro-rata share of any remaining member who elects not to purchase his preferential share. The analogous common law relative to preferential rights of shareholders to purchase the shares of another shareholder shall be incorporated by reference in protecting the rights of the remaining members to exercise their rights to ratably purchase the share of the withdrawing member.

c.   **Preferential Rights - Assignment to Third Party.** If the remaining members fail to purchase the LLC interest offered for sale, then the selling member may complete the sale or assignment to the third party according to the terms of the sale or assignment, provided he has complied with the provisions of this paragraph.

8.   **Voluntary Withdrawal and Sale to Third Parties.** A member may sell or assign his interest to a third party provided he complies with the preferential rights defined in this agreement.

9.   **Assignment to Issue of Member.** Furthermore, a member may assign to his issue, (including legally adopted issue), either by way of gift or for consideration, without complying with the preferential rights provision of this agreement, and such assignee shall become a member to the extent of the interest which was assigned, provided all members consent in writing to the assignment. This consent shall not be unreasonably withheld, and if there is a dispute as to reasonableness, it shall be settled under the procedures and provisions of the LawForms Integrity Agreement (Uniform Agreement Establishing Procedures for Settling Disputes) entered into by the parties prior to or concurrently with the adoption of this agreement.

10.   **Voluntary Withdrawal and Sale to Remaining Members - Purchase of Interest.** If a member elects to withdraw from the LLC and cannot comply with the preferential rights provision allowing the withdrawing member to sell or assign his interest to a third party, then the withdrawing member shall have the right to have his interest purchased by the LLC or the remaining members. The member desiring to withdraw from the LLC under this provision shall give 60 days notice of his intent to have the other members purchase his share by submitting such notice in writing, mailed to all members, with the 60 days running from the date of the postmark on the notice. If the remaining members cannot agree within that 60-day period to have the LLC purchase the withdrawing member's interest according to the terms of this agreement, then the remaining members shall be given 30 days to give notice of their intent to exercise their preferential rights to ratably purchase the interest of the withdrawing member according to the terms of this agreement. If the remaining members individually do not elect within that 30-day period, according to the terms of this agreement, to purchase all the interest of the withdrawing member, then the LLC shall within ten days thereafter give notice of its intent to purchase any portion of the withdrawing member's interest which had not been committed for purchase by the individual members. Should the LLC not purchase that remaining interest, then the LLC shall be dissolved in accordance with this agreement.

11.   **Voluntary Withdrawal and Sale to Remaining Members - Value of Interest.** The LLC or members electing to purchase the withdrawing member's interest shall purchase that interest for its fair market value as determined in this agreement according to the terms of purchase prescribed for the LLC or members in this agreement (paragraphs 6.18 [Fair Market Value Determination Upon Other Withdrawals] and 6.19 [Terms of Purchase by LLC or

Members]). The price which the remaining members or LLC shall pay for the interest of the withdrawing member shall be discounted 25% from the fair market value. For every year that a member remains in the LLC, the above-stated discount charged against the withdrawing member shall be reduced by one percent. For instance, if the discount is 25% and the member has had an interest in the LLC for three full years, then the discount would be reduced to 22%. The purpose of this provision is to encourage the members to remain in the LLC as long as possible before withdrawing from participation in the LLC This provision will not prevent the members among themselves agreeing to a fair price to pay for the withdrawing member's interest.

12. **Involuntary Withdrawal Resulting from Creditors' Proceedings. Levies or Bankruptcy.** If the interest of a member is substantially affected by creditors' proceedings, levies on that member's interest, or bankruptcy or other insolvency proceedings of that member, then, in such event, this paragraph shall be applicable. In that event, the remaining members shall have the right to immediately purchase the share of the member affected by the creditors' proceedings for the fair market value determined under this agreement (paragraph 6.18 [Fair Market Value Determination Upon Other Withdrawals]), in accordance with the terms of purchase by the LLC or members (paragraph 6.19 [Terms of Purchase by LLC or Members]). However, the purchase price shall be discounted from fair market value 50% in order to compensate the LLC for the additional risks and problems resulting from the creditors' proceedings. The procedure for effectuating the purchase shall be in accordance with the preferential rights provision of this agreement.

13. **Involuntary Withdrawal Upon Death.** If a member withdraws from the LLC by reason of death, then this provision shall be applicable. The LLC or the members shall, under the preferential rights provision of this agreement, purchase the interest of the deceased member from his personal representative at the fair market value determined upon death, disability or retirement according to this agreement (paragraph 6.15 [Fair Market Value Determination Upon Death]) and upon the terms of purchase by the LLC or the members established by this agreement (paragraph 6.19 [Terms of Purchase by LLC or Members]). The price which the remaining members or the LLC shall pay for the interest of the deceased member shall be discounted 10% from the fair market value established.

14. **Voluntary or Involuntary Withdrawal in Event of Disharmony.** If the relationship among the members of the LLC becomes negative, strained, and unworkable to the point that the operations of the LLC are in jeopardy, any member may voluntarily withdraw or may be asked to withdraw by the other members. In such case, the value of the withdrawing member's interest in the LLC and the timing of the withdrawal shall be processed according to the terms and provisions of the LawForms Integrity Agreement as provided for elsewhere in this agreement. In negotiating and processing the withdrawal, the parties shall strive to minimize stress and strain on the operations of the LLC and to maximize fairness to the withdrawing member and the other members.

15. **Fair Market Value Determination Upon Death.** The fair market value shall be established for the interest of a member who withdraws by reason of death according to this provision. In the event of death, the determination under this paragraph shall be made at the date of death.

a. **Value Determined At Annual Meeting.** The members, at an annual meeting, shall determine the value of the interests of all members in the LLC When this valuation is set by the members at an annual meeting or at any meeting under this provision; a certificate of value shall be used for this purpose and signed by each member as evidence of the value. This value, if set at the annual meeting, shall control the value should a member die, become disabled or retire thereafter.

b. **Value if not Determined in Annual Meeting.** Should the members fail to agree on the value of the interests of the members in the LLC at an annual meeting of the members in accordance with this provision, then the purchase price shall be the total sum of the following:

(1) According to Schedule of Interests. The most recent agreed value as set forth in the latest schedule reflecting the values of the LLC interests, or if none has been set in the first instance, then the agreed values established for the original contributions in Exhibit B of this LLC agreement, plus

(2) Profits or Losses. The pro-rata amounts of the net profits or losses of the LLC from the date the valuations were fixed, up through the end of the month in which the death, disability, or retirement occurred.

c. **Value if not Determined Within 18 Months of Death.** At the option of the withdrawing member or a representative of the deceased member, if a re-determination of value has not been made and endorsed on an exhibit reflecting the values of the interests of the members in the LLC within 18 months preceding the death, then the persons so electing this option shall determine the fair market value in accordance with the LawForms Integrity Agreement (Uniform Agreement Establishing Procedures for Settling Disputes) entered into by the parties prior to or concurrently with the adoption of this agreement.

16. **Values Determined According to Usual Accounting Practices.** The determination of net earnings or losses, in accordance with this provision, shall be made in accordance with the usual accounting practice theretofore used in determining the net earnings or losses of the LLC and shall include a reasonable allowance for federal and state income taxes for the year in which death has occurred.

17. **Members' Interest Determined by Schedule in Exhibit.** The execution by all members of the exhibit reflecting the values of the LLC interests shall reflect the agreement between and among the members that the purchase price determined by that schedule is the full value of each member's interest in the LLC, and that purchase price shall in no manner be altered, and that all assets, both tangible and intangible, if any, as well as all liabilities, including mortgages, liens or other encumbrances of any kind whatsoever, if any, of or upon the assets of the LLC have been considered in determining the value.

18. **Fair Market Value Determination Upon Other Withdrawals.** Withdrawals other than by death shall necessitate the finding of a fair market value of the interest of the

withdrawing member, and such value shall be determined according to this provision. The valuation date shall be the end of the month next following the first notice of intent to withdraw. If no notice has been given by the member, the valuation date shall be the date the LLC received notice from any source that an event of withdrawal under paragraph 6.2 (Events of Withdrawal of a Member) has occurred. The fair market value shall be determined according to the LawForms Integrity Agreement (Uniform Agreement Establishing Procedures for Settling Disputes) entered into by the parties prior to or concurrently with the adoption of this agreement, subject to the discounts from fair market value as determined by the applicable provisions of this agreement.

19. **Terms of Purchase by LLC or Members.** This provision establishes a fair method for the members or the LLC to purchase the interest of a withdrawing member. After the price has been determined according to the applicable provisions of this agreement, then the terms are fixed by this paragraph. The withdrawing member shall be paid by the LLC or the remaining members to the extent that they have purchased the interest of the withdrawing member by paying the withdrawing member 10% of the purchase price in cash within 30 days from the date that notice is given to the withdrawing member that the LLC or member has elected to purchase his interest. The balance of the purchase price shall be paid in consecutive monthly payments over a ten-year period, beginning one month from the date that the down payment was made. The balance of the purchase price shall be evidenced by a negotiable promissory note executed by the LLC or the members to the order of the withdrawing member or his personal representative, with interest on that balance at 1% above prime at the bank where the LLC has the majority of its accounts on the date of the down payment. The note shall be in the usual form and shall provide for the acceleration of the due date on default in the payment of the note or interest thereon after ten days written notice of that default, and shall give the makers the option of pre-payment in whole or in part at any time without penalty. At the request of the withdrawing member, the LLC or the members shall give to the withdrawing member a lien on the interest of the LLC thus purchased plus a lien on specific LLC property valued at the amount of the unpaid balance owing to secure the balance of the purchase price until it is paid in full. This lien shall include an assignment of all profits from the LLC payable from that interest in the LLC and can be enforced only if the promissory note is ever in default.

20. **Integration with Buy and Sell Agreements.** It is contemplated that the parties may execute formal buy and sell agreements, and to the extent that such buy and sell agreements are applicable, they shall supersede any corresponding provisions of this agreement relating to the purchase of a withdrawing member's share in the LLC Furthermore, if life insurance or disability insurance is purchased to fund the payment for the share of any withdrawing member, then, in such event, the amount of that insurance shall become the down payment on the purchase of the interest of the withdrawing member, and the balance due after applying that insurance shall be memorialized in a promissory note prescribed by the terms of purchase by the LLC or the member (provision 6.19 [Terms of Purchase by LLC or Members]).

21. **Adjustment to Basis of LLC Interest.** Should the successor in interest to a deceased member request the LLC to elect to adjust the basis of the LLC assets under §§743 and 754 of the Internal Revenue Code of 1986 and any amendments thereto, if such sections apply, the LLC shall do so.

22.   **Limitation on Purchase by LLC or Member.** Other provisions notwithstanding, no member's interest shall be redeemed or sold without the concurrence of the member. The member shall decide, in his sole discretion, whether such redemption or sale is in the best interest of the LLC and withdrawing member and such authorization shall not be unreasonably withheld.

23.   **Allocation to Withdrawing Member.** If at any time this LLC would be deemed an investment company under Internal Revenue Code §721(b), then the withdrawing member shall receive as a distribution in kind the specific property the withdrawing member contributed in the formation of the LLC under Internal Revenue Code §721.

PART SEVEN

MISCELLANEOUS

1.   **Modification.** No amendment, modification, or alteration of this agreement shall be made except upon the written agreement or authorization of all the members. This agreement shall be binding upon and inure to the benefit of each of the members and their respective widows, heirs, executors, administrators and assigns.

2.   **Situs.** Agreement shall be construed and governed in accordance with the laws of the State of California.

3.   **Whole Agreement.** The terms of this agreement constitute the entire agreement between the parties, and the parties represent that there are no collateral agreements or agreements not otherwise provided for within the terms of this agreement.

4.   **Partial Invalidity.** Any provision of this agreement is held to be invalid or unenforceable, all the remaining provisions shall nevertheless continue in full force and effect.

5.   **Settlement of Discomforts and Disputes.** Any dispute or discomfort arising out of or in connection with this agreement, including disputes between or among the members, shall be settled by the negotiation, mediation and arbitration provisions of that certain LawForms Integrity Agreement (Uniform Agreement Establishing Procedures for Settling Disputes) entered into by the parties prior to or concurrently with the adoption of this agreement.

6.   **Attorneys' Fees and Costs.** In any dispute arising between or among the members, the losing party shall pay to the prevailing party reasonable costs and expenses incurred in connection with any mediation, arbitration or suit as determined by the mediator, court or arbitrator, including attorneys' fees, court costs and the value of time lost by the prevailing party or any agent or employee of the prevailing party in participating in any arbitration or litigation in connection therewith.

7.   **Notices.** All notices shall be in writing and shall be sent to the addresses specified in Exhibit A to this agreement or at such other address as a member may in writing designate. Any change of address shall be mailed to a member by certified mail, return receipt requested.

8.   **Interpretation.** Should there be any question in the interpretation of any provision of this agreement, then an interpretation given in writing by the attorney who drew this agreement, whose name appears on the caption page, shall be binding. If that attorney is no longer practicing law at the time such interpretation is required, then a written interpretation by a senior member of the last law firm with which the named attorney practiced shall be binding. If that law firm has ceased to be in existence at the time of such interpretation, then written interpretation shall be obtained by arbitration.

9.   **Parliamentary Law.** Not in conflict with these articles, Robert's Rules of Order, Revised, most recent edition, shall establish the rule of procedure at all annual and special meetings, and the provisions of that publication are incorporated by reference herein as the ruling

law for this LLC

10. **Fairness Adjustment.** The parties intend a fair, balanced, and "win-win" arrangement between and among themselves. If this intent is hereafter frustrated by unusual changes in circumstances which occurred outside the control of the parties or from circumstances none of the parties reckoned with at the time of entering into this contract, and which create an undue and unreasonable hardship on any of the parties or gross inequities between the parties, then the parties desire, through fair and reasonable modifications, a rebalancing of the relationship.

PART EIGHT

EXECUTION AND CERTIFICATION

1. **Effective Date.** This legal instrument has been executed by the parties intending that it be effective on the effective date set forth on the caption page. The parties recognize that they effectuated a meeting of the minds among themselves on that effective date and intended that this instrument take effect on that date even though, because of the exigencies of the modern world, the mechanics of drafting, the convenience of the parties, and the economy of travel, it may have been necessary to actually sign the document at a later time.

2. **Effective Place of Execution.** The parties intend that the place of execution be that county and state that is set forth in the caption of this instrument. The effective place of execution is the place that the parties intend this instrument to have been executed incorporating all laws, for purposes of conflicts of laws, which apply to that effective place of execution. The parties recognize that, due to the exigencies of the modern world, the mechanics of drafting, the convenience of the parties, and the economy of travel, this instrument may be executed by one or all the parties at some other geographic location and possibly at multiple places. However, in spite of this, they intend that it be deemed executed at the effective place of execution.

3. **Interlineations and Initials.** The parties recognize that because of the exigencies of the modern world, the mechanics of drafting, the convenience of the parties, and the economy of costs, they may have in their own handwriting made minor changes in this instrument. These minor changes have been initialed by all the parties, if any changes have been made, fore and aft of the change on all originals to prevent any extension or alteration of that change by any of the parties or others. Unless otherwise indicated by the placement of a date beside the change, these changes were intended by the parties to have occurred as of the effective date of this instrument. Any interlineated changes made by the parties after the effective date of this instrument shall be initialed by all parties dated and have the date itself initialed fore and aft by all parties to this instrument.

4. **Execution.** All parties described in the caption as parties shall sign below and at least one of the parties shall initial all pages of all original copies of this instrument. Furthermore, all documents such as schedules, exhibits and like documents which are expressly incorporated herein shall be initialed by the parties and either exchanged or attached to the originals which are given to any party described on the caption page of this instrument. It is the intent of the parties that all pages be initialed on all originals that are exchanged in order that no substituted pages or misunderstanding shall ever become possible to create problems in satisfying the intended objectives of this instrument.

5. **Acknowledgment.** Notary Publics who have acknowledged the signatures of the various parties as designated in the acknowledgments hereof certify that this instrument was acknowledged by the signing party before the notary on the date of the notarization. If the instrument was subscribed by any of the parties in a representative capacity, then the notary ascertained that the signing party signed for the principal named and in the capacity in which that party indicated he signed.

6.   **Incorporation Without Signatures.** Members incorporate by reference and adopt without separate signatures the Schedule of Members and Contributions to Capital and the Statement of Amounts of Cash, Property or Services Contributed by each Member, which are attached and which bear the same effective date as this LLC agreement.

IN WITNESS WHEREOF, the parties execute this document intending the LLC be effective on this date: January 01, 2016

MEMBERS:



_____
John B. Sorial

_____
Mark Sobhy Girguis

_____
Mark Morcos



_____
David Habashy

_____
Makram Morcos

OPERATING AGREEMENT OF LIMITED LIABILITY COMPANY
EXHIBIT A

Schedule of Members and Contributions to Capital

Name of LLC: EAT GOOD DO GOOD LLC

Date: January 01, 2016

Name of Member	Total Capital Contribution	Percentage of Ownership/Profit
John B. Sorial	$	24.66%
Mark Sobhy Girguis	$	38.52%
Mark Morcos	$	23.12%
David Habashy	$	13.70%
TOTALS	$	100%

The above LLC interests are reflected on the books of the LLC as of the above date. Any changes in ownership of LLC interests from the above will be indicated on amendments to this Exhibit A and signed by the parties to this agreement.